UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Inari Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP Number)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45332Y109

(1)	Names of reporting persons CVF, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 2,914,246
	(7)	Sole dispositive power
	(8)	Shared dispositive power 2,914,246

(9)	Aggregate amount beneficially owned by each reporting person 2,914,246
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.0%
(12)	Type of reporting person (see instructions) OO

CUSIP No. 45332Y109

(1)	Names of reporting persons HCC Manager LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Illinois

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 2,914,246
	(7)	Sole dispositive power
	(8)	Shared dispositive power 2,914,246

(9)	Aggregate amount beneficially owned by each reporting person 2,914,246
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.0%
(12)	Type of reporting person (see instructions) HC

SCHEDULE 13G	Page ___ of ___

Item 1(a) Name of issuer: Inari Medical, Inc.

Item 1(b) Address of issuer’s principal executive offices: 6001 Oak Canyon, Suite 100, Irvine, California 92618

2(a) Name of person filing:

CVF, LLC (“CVF”)

2(b) Address or principal business office or, if none, residence:

222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Common Stock, $0.001 par value per share

2(e) CUSIP No.:

45332Y109

2(a) Name of person filing:

HCC Manager LLC (“HCC”)

2(b) Address or principal business office or, if none, residence:

222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601

2(c) Citizenship:

Illinois

2(d) Title of class of securities:

Common Stock, $0.001 par value per share

2(e) CUSIP No.: 45332Y109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See row 9 of the cover page.

(b) Percent of class: See row 11 of the cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See row 5 of the cover page.

(ii) Shared power to vote or to direct the vote See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of See row 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of See row 8 of the cover page.

Percent of class is based on (i) the number of shares held by CVF as of February 29, 2024 and (ii) the number of shares of common stock outstanding as of April 26, 2024 (58,138,159 shares) as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2024. However, as of October 24, 2024, the number of shares of common stock outstanding as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2024 is 58,544,158 and, as a result, the Reporting Persons now hold 4.97% of the class represented by the amount in Row (9). Accordingly, as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more the 5 percent of the class of securities represented by the amount in Row (9).

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVF, LLC

By:	HCC Manager LLC
Its:	Managing Member

By:	/s/ Richard H. Robb
Name:	Richard H. Robb
Title:	Executive Vice President

Date:	11/7/2024

HCC Manager LLC

By:	/s/ Richard H. Robb
Name:	Richard H. Robb
Title:	Executive Vice President

Date:	11/7/2024